

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Tom Spaeth
Chief Financial Officer
HireRight Holdings Corp
100 Centerview Drive, Suite 300
Nashville, Tennessee 37214

      Re: HireRight Holdings Corp
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed March 10, 2023
           File No. 1-40982

Dear Tom Spaeth:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services